

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Jeffrey H. Smulyan
Chief Executive Officer
Monument Circle Acquisition Corp.
One EMMIS Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

  Re: Monument Circle Acquisition Corp.
   Preliminary Proxy Statement on Schedule 14A
   Filed November 1, 2022
   File No. 001-39876

Dear Jeffrey H. Smulyan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Stuart Neuhauser